SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

9th November 2011

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 001-32846

CRH Chairman’s Letter to Ordinary Shareholders

and Preference Shareholders

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS DOCUMENT IS BEING SENT TO YOU FOR INFORMATION ONLY AND REQUIRES NO ACTION TO BE TAKEN BY SHAREHOLDERS.

If you have sold or transferred your shares you should pass this letter to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Application has been made to the Irish Stock Exchange (“ISE”) for the reclassification of the listing of the Company’s Ordinary shares on the Official List of the Irish Stock Exchange from a primary listing to a secondary listing under Chapters 1 and 11 of the ISE Listing Rules. It is expected that the change in listing status will become effective on 6th December 2011. No change is being made to the Company’s listing on the Official List of the United Kingdom Listing Authority or to the listing of the Company’s American Depositary Shares on the New York Stock Exchange. Notwithstanding the reclassification, the Ordinary shares will continue to be traded on the main market for listed securities of the ISE.

This document should be read as a whole. This document does not constitute or form part of any offer or invitation to sell or issue or a solicitation of any offer to acquire, purchase or subscribe for shares in any jurisdiction.

CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — E-MAIL crh42@crh.com WEBSITE www.crh.com

8th November 2011

To: the holders of Ordinary shares and the holders of Preference shares

INFORMATION REGARDING LISTING CHANGES

Dear Shareholder,

Today, 8th November 2011, CRH plc (“CRH” or “the Company” or “the Group”) announced, along with its November 2011 Interim Management Statement, that with effect from 6th December 2011, CRH’s Ordinary shares will be reclassified from being primary-listed on the Irish Stock Exchange’s (“ISE”) main market for listed securities to being secondary-listed on the ISE’s main market for listed securities pursuant to ISE Listing Rule 11.4 (“the Reclassification”). Notwithstanding the Reclassification, the Ordinary shares will continue to be traded on the main market for listed securities of the ISE. The Company is retaining the premium listing of its Ordinary shares on the Official List of the United Kingdom Listing Authority (“UKLA”) and its Ordinary shares will also continue to be traded on the main market for listed securities of the London Stock Exchange (“LSE”). The provision of 20 business days’ notice (which period commenced by way of today’s announcement) is required to effect this change. A shareholder vote will not be required and this letter is being sent to you for information purposes only. The full text of the listing announcement is available on the Group’s website, www.crh.com.

There will be no break in the trading of the Company’s Ordinary shares in either Dublin or London. The listing of the Company’s American Depository Shares on the New York Stock Exchange will not be affected by the changes announced today. There will be no impact on the amount or the timing of any dividend payments to shareholders as a result of the Reclassification and a scrip dividend alternative will continue to be offered to shareholders. The reporting currency of CRH will continue to be euro and dividends will continue to be declared in euro; existing procedures regarding currency elections will remain in force.

In recent years, as CRH’s international operations and profile have grown, the proportion of CRH’s shares held by overseas investors has increased significantly. In addition, the majority of trading in CRH’s Ordinary shares now takes place on the London Stock Exchange with trading of CRH on other London based trading platforms also increasing. The Board of CRH believes that the Reclassification and the related prospect of obtaining membership of the FTSE 100 Index are in the best long-term interests of CRH and its shareholders and will increase the Group’s attractiveness to a wider international investor base. These changes do not impact the on-going operations of the Group. CRH remains headquartered, incorporated and tax resident in Ireland. In addition, CRH will continue to adhere to the highest standards of corporate governance as demanded by the Irish, UK and US regimes.

Registered in Dublin

No. 12965

—

DIRECTORS:

K. McGowan Chairman

M. Lee Chief Executive

E.J. Bärtschi (Swiss)

M.C. Carton

W.P. Egan (USA)

U-H. Felcht (German)

N. Hartery

J.M. de Jong (Dutch)

J.W. Kennedy

A. Manifold

D.N. O’Connor

W.I. O’Mahony

M.S. Towe (USA)

Secretary N. Colgan

Following preliminary discussions in relation to the Reclassification, FTSE has indicated that CRH should be eligible for the FTSE UK Index Series, provided it maintains the Premium Listing of its Ordinary shares in the UK, trades its Ordinary shares in Sterling (GBP) pence and continues to have adequate liquidity on the LSE.

From 9th November 2011, CRH’s Ordinary shares listed in London will trade in Sterling (GBP) pence rather than in euro. CRH’s Ordinary shares will continue to trade in euro in Dublin.

The expected timetable for FTSE 100 Index inclusion is summarised below:

Tuesday, 8th November 2011	FTSE Nationality Committee (which considers the country allocation of companies for the purposes of the FTSE indices) meets and announces names of companies to be allocated to the FTSE UK Index Series

Wednesday, 9th November 2011	Trading in CRH’s Ordinary shares on LSE switches from euro to Sterling (GBP) pence

Tuesday, 6th December 2011	Reclassification effective

Wednesday, 7th December 2011	FTSE Index Review Committee meets to determine FTSE UK Index Series inclusion

Friday, 16th December 2011	Inclusion of new entrants into the FTSE UK Index Series from market close

Monday, 19th December 2011	New FTSE indices constituents trade as part of the FTSE UK Index Series (including FTSE All Share and FTSE 100 indices)

A premium listing in the UK imposes super-equivalent regulatory obligations which are also imposed as a consequence of a primary listing in Ireland and these obligations will continue to apply to CRH. These include observance by Directors of a code of dealing no less prescriptive than the Model Code, compliance with the UK Corporate Governance Code (on a comply or explain basis), compliance with the UKLA Listing Rules in relation to, inter alia, rules relating to share buy backs and treasury shares, rules relating to equity issues, and requirements to announce and/or obtain shareholder approval for certain transactions (due to their size and nature and/or when involving certain related parties).

In addition, CRH will remain subject to the Irish Market Abuse Regulations, the Irish Transparency Regulations and the Irish Prospectus Regulations and their respective rules. Ireland will continue to be the home country of the Company for the purposes of compliance with EU directives and the Central Bank of Ireland will continue to be the Company’s competent authority for these purposes. Accordingly, the Reclassification will have no material effect on the shareholder rights and investor protections currently applicable to an investment in CRH.

The listing changes outlined in this letter will not affect CRH’s Preference shareholders as there will be no change to the listing on the ISE of the 5% Cumulative Preference shares and the 7% “A” Cumulative Preference shares. There will be no change to the status of CRH bonds listed on the ISE.

There is a Frequently Asked Questions (FAQ) section on the CRH website, www.crh.com, in relation to the matters outlined above and some additional minor issues which have not been dealt with in this letter.

Yours faithfully,

Kieran McGowan

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	9th November 2011	By:	/s/ Maeve Carton
M. Carton Finance Director